Exhibit 99.2

For Immediate Release

SunOpta, Inc. Appoints Steven Townsend to Board of Directors

Toronto, Ontario, December 13, 2005  – SunOpta Inc. (NASDAQ: STKL; TSX: SOY)  announced today the appointment of Steven Townsend to the Company’s Board of Directors. The appointment of Mr. Townsend, formerly President, Chief Executive Officer and Chairman of United Natural Foods, Inc., to the Company’s Board of Directors, brings the total number of directors to 10 and the number of independent directors to 8.

Steven Townsend served for nearly 25 years at United Natural Foods, Inc., the leading natural and organic food distributor in the United States. Mr. Townsend was Chairman and CEO from 2003 until his recent retirement from the Company. He joined UNFI in 1981 as Controller and has held progressively advancing executive positions, including President, Chief Operating Officer and Chief Financial Officer. During his five-year tenure as President, CEO and Chairman, Mr. Townsend was instrumental in growing sales from approximately $1 billion per year to more than $2.3 billion per year - a five year CAGR of 17 percent; increasing income at a five year CAGR of 12 percent; increasing distribution capacity by 68 percent; and successfully completing more than 25 acquisitions. Earlier in his career he held management positions at Harris Corporation and Tupperware Corporation. He holds an MBA in Management and Information Systems and a BS in Accounting, Summa Cum Laude from Bryant College.

Jeremy Kendall, Chairman and CEO of SunOpta, Inc, said, “I am extremely pleased to have one of the preeminent executives in the natural and organic foods industry join our board. Steven is not only a pioneer in this burgeoning industry segment, he is also one of the most accomplished operating executives in the business. Steven will provide another level of tactical and strategic expertise to our already dynamic board. We will rely heavily on Steven’s expertise as we continue our drive to become one of the leading providers of organic and natural foods in North America.”

About SunOpta Inc.

SunOpta Inc. is an operator of high-growth ethical businesses, focusing on integrated business models in the natural and organic food markets. For the last seven consecutive years, SunOpta was included in Profit magazine’s ‘Profit 100’ list of the 100 fastest growing companies in Canada. The Company has three business units: the SunOpta Food Group, which specializes in sourcing, processing and distribution of natural and organic food products integrated from seed through packaged products; the Opta Minerals Group, a producer, distributor, and recycler of environmentally friendly industrial materials; and the SunOpta BioProcess Group which engineers and markets proprietary steam explosion technology systems for the pulp, bio-fuel and food processing industries. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

Forward-Looking Statements

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to references to business strategies, competitive strengths, goals, capital expenditure plans, business and operational growth plans and references to the future growth of the business. These forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its interpretation of current conditions, historical trends and expected future developments as well as other factors that the Company believes are appropriate in the circumstance. However, whether actual results and developments will agree with expectations and predications of the Company is subject to many risks and uncertainties including, but not limited to; general economic, business or market risk conditions; competitive actions by other companies; changes in laws or regulations or policies of local governments, provinces and states as well as the governments of United States and Canada, many of which are beyond the control of the Company. Consequently all forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized.

For further information, please contact:

SunOpta Inc.	Investment Community Inquiries:

Jeremy N. Kendall, Chairman & CEO	Lytham Partners, LLC

Steve Bromley, President & COO	Joe Diaz

John Dietrich, Vice President & CFO	Robert Blum

Susan Wiekenkamp, Information Officer	Joe Dorame

Tel: 905-455-2528, ext 103	Tel: 602-889-9700

susan.wiekenkamp@sunopta.com	diaz@lythampartners.com

Website: www.sunopta.com